SECURITIES & EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

NOTICE OF EXEMPT SOLICITATION MATERIALS

Name of Registrant: Republic Services, Inc.
Name of Person Relying on Exemption: Parnassus Funds
Address of Person Relying on Exemption: 1 Market Street #1600, San Francisco, CA 94105

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934.

Parnassus Funds filed a shareholder proposal on behalf of the Parnassus Mid Cap Fund at Republic Services, Inc. for the company's 2022 annual general meeting. The proposal is expected to appear on the proxy statement.

Investor Presentation Contents
1. Slides
2. Script

Environmental Justice

Lead filer:

Parnassus Investments

Going to vote at:

Republic Services (RSG)

Contact: Marissa LaFave

marissa.lafave@parnassus.com

Republic Services - Resolved: Shareholders urge the board of directors to commission a third-party environmental justice audit (within reasonable time and cost) which assesses the heightened racial impacts of Republic Services' operations and produces recommendations for improving them above and beyond legal and regulatory matters. Input from stakeholders, including civil rights organizations and affected community members, should be considered in determining the specific matters for assessment. A report on the audit, prepared at reasonable cost and omitting proprietary information, should be published on the company's website.

Supporting Statement: Proponents suggest that the audit and resulting report:

- Utilize the Environmental Protection Agency's environmental justice screening and mapping tool to gather facility-level environmental and demographic data (EJSCREEN); and
- Assess the company's ongoing, historical, and cumulative pollution impacts and the extent to which this pollution may have disproportionately affected the health of communities of color.

Read the full proposal in the proxy statement.

Environmental Justice

Lead filer:

Parnassus Investments

Going to vote at:

Republic Services (RSG)

Contact: Marissa LaFave

marissa.lafave@parnassus.com

Why this Proposal?

1. The waste industry has a longstanding environmental justice problem. An audit is the first step in addressing it.
2. Republic's operations are linked to injustice, a risk that is further heightened by its move into hazardous waste.
3. Inadequate action poses financial, competitive, and regulatory risk. Proactive action presents opportunities for growth.
4. Republic's existing EJ disclosure, published in response to our engagement, is insufficient and misleading.

Communities of color are dumping grounds for toxic waste in Michigan

By Steve Neavling

Activists file UN complaint over West Lake Landfill

Jacob Barker   May 4, 2016   0

SCRIPT

Slide 1

Hi everyone, it's great to be speaking with you all today. The proposal I'm here to speak on today is one that Parnassus and Trinity Health filed with Republic Services, the second largest waste company in the United States. The proposal requests that the company conduct a third-party environmental justice audit.

The purpose of such an audit is to identify whether the company's operations and their resulting pollution impact disproportionately burden and negatively affect the health of already marginalized communities. An audit in many ways is the necessary first step in addressing and remediating potential instances of environmental injustice that the company has caused, inherited, or perpetuated. It's the idea that you can't fix what you don't understand, or what you don't know is happening.

We filed the proposal after about 7 months of engagement with the company, when it was made clear to us that the company was uninterested in pursuing meaningful action on the topic.

And just before moving to the next slide, I wanted to mention that although environmental justice isn't directly a "climate" topic, it's inextricably linked; you can think of environmental justice as a lens through which companies should approach their climate commitments in order to make sure that the emissions reductions and technology upgrades that they make take into account the existing pollution burdens on surrounding communities.

Slide 2

So to get into why Republic.

1. First and foremost, the waste industry as a whole has a long history with environmental injustice. In fact, the very origin of the environmental justice movement, which began in force in the 1980s, is tied to a protest over the siting of a hazardous waste facility in a poor Black community in North Carolina. Soon after, one of the first studies that documented the correlation between race and proximity to pollution was published. It was based on landfills in Houston, Texas; landfills that were operated by a company that Republic Services ultimately acquired. Numerous studies have since found that landfills and other high-polluting facilities across the country are disproportionately placed in communities of color. So there's not only precedent within the industry, but precedent within Republic's own history as well.
2. But it's not just Republic's historical operations that raise environmental justice concerns. The company continues to face controversies around pollution and related community health and safety issues. (You can see some screenshots of headlines on the slide here.) This risk is further heightened by the company's new hazardous waste growth strategy. Just last month, Republic agreed to acquire the largest player in hazardous waste management, US Ecology, a company that has explicitly been accused of perpetuating environmental racism. This acquisition is just one of many that the company is planning for. Expanding its hazardous waste business will increase its handling of toxic materials such as PFAS, PCBs, radioactive materials, arsenic, mercury, and others, exacerbating environmental justice concerns.
3. This toll on human and environmental health can directly translate to financial risk. It's crucial to Republic's business that it creates and maintains strong relationships with the communities in which it operates – perhaps more than most companies. This is because poor community relations and negative sentiment can directly damage the company's ability to win and retain contracts or even to obtain permits for expanding operations and establishing new facilities. There's also more regulatory focus on environmental justice than ever before. The strongest environmental justice law to date was passed in New Jersey in 2020, directly affecting the industrial permitting process, including for waste facilities. But perhaps equally important is the competitive risk that the company faces. Although environmental justice efforts among corporations generally are still nascent, one company that leads in disclosure and action around environmental justice happens to be Republic's closest competitor, Waste Management. Being viewed as a laggard compared to Waste Management, which competes in many of the same regions, could cause customers to look upon Republic less favorably when granting contracts. All this to say – it's good business for Republic to be proactive on this topic.
4. Lastly, Republic published a 3-page document in response to our proposal. The information provided lacks the insight, data, and analysis necessary to determine whether and to what extent the company's operations cause disparate pollution or health impacts. The insufficient nature of the company's disclosure and response to our engagement further demonstrates the necessity of a comprehensive, third-party environmental justice audit.

This was a whole lot of information in a very short amount of time, so I've placed my contact information here on the slide if anyone would like to follow up. I will also be publishing and sending around an exempt solicitation and proxy memo after Republic's proxy is published, which will go into all of this in more detail.

Thank you all for your time, and I hope you will consider supporting this proposal.

Important Disclosure: This is not a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. The specific securities were selected on an objective basis and do not represent all of the securities purchased, sold or recommended for advisory clients.

THIS IS NOT A PROXY SOLICITATION AND NO PROXY CARDS WILL BE ACCEPTED.

Please execute and return your proxy card according to Republic Services, Inc.'s instructions.